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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 SCHEDULE 13D/A
                           PURSUANT TO SECTION 13(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)
                            ------------------------

                            INTEK GLOBAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                 SECURICOR PLC
                             SECURITY SERVICES PLC
                             IGC ACQUISITION CORP.
                                   (BIDDERS)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  458134 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                NIGEL GRIFFITHS
                                 SECURICOR PLC
                               SUTTON PARK HOUSE
                             SUTTON, SURREY SM1 4LD
                                    ENGLAND
                              011 44 181 770 7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   COPIES TO:

                             DAVID LEFKOWITZ, ESQ.
                            DOUGLAS P. WARNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

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
                            CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee**
$54,381,239                                                   $10,876.25


                           * For purposes of calculating the filing fee only.
                   This amount assumes the purchase of 19,774,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $2.75 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,365,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,409,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price of less than $2.75 per share.

                           ** The amount of filing fee calculated in accordance
                  with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       Amount previously paid: Not applicable Filing party: Not applicable

       Form or registration no.: Not applicable Date filed: Not applicable

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            SECURICOR PLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]

                                                               (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)      [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED KINGDOM


-------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     39,554,649*

-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES     [ ]


-------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
     70.73%

-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:
     CO

--------------------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Securicor plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            SECURITY SERVICES PLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]

                                                               (b)  [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)      [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED KINGDOM


-------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     39,554,649*

-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES     [ ]


-------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
     70.73%

-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:
     CO

--------------------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Security Services plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                            IGC ACQUISITION CORP.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [X]

                                                                   (b)   [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(e) OR 2(f)       [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     DELAWARE


-------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     -0-

-------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES     [ ]


-------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
     -0-

-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:
     CO

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                      SECURICOR COMMUNICATIONS
                                                        LIMITED

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:     NOT APPLICABLE

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]

                                                                (b)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS:
         OO

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)      [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED KINGDOM


-------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         38,617,607*

-------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES [ ]


-------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         69.06%

-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO

--------------------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); and (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                       SECURICOR INTERNATIONAL
                                                     LIMITED

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      NOT APPLICABLE

---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]

                                                            (b)   [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY


---------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     OO

---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)      [ ]

---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     UNITED KINGDOM


---------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     937,042

---------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES     [ ]


---------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
     2.22%

---------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:
     CO

This Tender Offer Statement on Schedule 14D-1 (this "Tender Offer Statement") is being filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), and (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"). This Tender Offer Statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of Intek Global Corporation, a Delaware corporation, at a price of $2.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

This Amendment No. 11 to Schedule 13D is being filed by (i) Securicor, (ii) Parent, (iii) Purchaser, (iv) Securicor Communications Limited, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("SCL"), and (v) Securicor International Limited, a corporation organized under the laws of the United Kingdom and a wholly-owned subsidiary of Securicor ("SIL") for the purpose of amending the Schedule 13D of Securicor, Parent, SCL and SIL.



ITEM 1             SECURITY AND SUBJECT COMPANY

                    (a)The name of the subject company is Intek Global
                       Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 99 Park Avenue, New York, New York 10016.

                    (b)The exact title of the class of securities being sought is shares of Common Stock, par value $.01 per share, of the Company. As of June 7, 1998, there were 42,303,038 Shares issued and outstanding, of which 25,937,042 Shares are held by affiliates of the Purchaser. The Purchaser is seeking to purchase all of the outstanding Shares not held by its affiliates at a purchase price of $2.75 per Share, net to the seller in cash, without interest thereon and less any required transfer and withholding taxes. The information set forth under "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

                    (c)The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth under "THE TENDER OFFER - Price Range of the Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 2 IDENTITY AND BACKGROUND

                   (a)-(d), (g) This Tender Offer Statement is filed by Securicor, Parent and Purchaser. The information set forth in the first paragraph above and the information set forth under "INTRODUCTION" and "THE TENDER OFFER - Certain Information Concerning Purchaser and Parent" in, and the information set forth in Schedule II of, the Offer to Purchase is incorporated herein by reference.

                   (e)-(f) During the last five years, neither SCL, Parent nor Purchaser nor, to the best knowledge of SCL, Parent and Purchaser, any of the persons listed in Schedule II of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3 PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

               (a)(1) The information set forth under "SPECIAL FACTORS --
                    Background of the Offer" and "-- Interests of Certain Persons in the Offer and the Merger; Share Ownership - Related Party Transactions" in the Offer to Purchase is incorporated herein by reference.

               (a)(2) The information set forth under "SPECIAL FACTORS --
                    Background of the Offer" and "-- Interests of Certain Persons in the Offer and the Merger; Share Ownership -- Directors and Officers" and "-- Related Party Transactions" in the Offer to Purchase is incorporated herein by reference.

               (b) The information set forth under "SPECIAL FACTORS -- Background of the Offer" and "-- Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 4 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               (a)-(b) The information set forth under "THE TENDER OFFER --
                    Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

                   (c) Not applicable.

ITEM 5 PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

               (a)-(e) The information set forth under "INTRODUCTION" and under
                    "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger", " -- Reasons of Parent and Purchaser for the Offer and the Merger; Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" and "-- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger - Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

               (f)-(g) The information set forth under "SPECIAL FACTORS -
                    Purpose and Structure of the Offer and the Merger" and " -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

ITEM 6 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

               (a) The information set forth in the first paragraph under "SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Merger; Share Ownership - Security Ownership" is incorporated herein by reference.

               (b)  Not applicable.

ITEM 7 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

                   The information set forth under "INTRODUCTION", "SPECIAL FACTORS - The Merger Agreement" and "THE TENDER OFFER -- Procedures for Accepting the Offer and Tendering Shares -- Appointment as Proxy" in the Offer to Purchase is incorporated herein by reference.

ITEM 8 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
                    The information set forth under "THE TENDER OFFER - Certain Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9 FINANCIAL STATEMENTS OF CERTAIN BIDDERS
                    Not applicable.

ITEM 10 ADDITIONAL INFORMATION (a)
              (a) Other than as described in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Securicor, Purchaser, Parent or to the best knowledge of Securicor, Purchaser or Parent, any of the persons listed in Schedule II to the Offer to Purchase, and the Company, or any of the Company's executive officers, directors, controlling persons or subsidiaries.

               (b)-(c) The information set forth under "THE TENDER OFFER --
                    Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

               (d)  Not applicable.

               (e) The information set forth under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals Lawsuit" in the Offer to Purchase is incorporated herein by reference.

               (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11 MATERIAL TO BE FILED AS EXHIBITS:

               (a)(1) Offer to Purchase, dated June 16, 1999.

               (a)(2) Form of Letter of Transmittal.

               (a)(3) Form of Notice of Guaranteed Delivery.

               (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.

               (a)(5) Form of Letter to Clients for use by Brokers, Dealers,
                      Commercial Banks, Trust Companies and Other Nominees.

               (a)(6) Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

               (a)(7) Press Release issued by the Company, dated June
                      10, 1999.

               (a)(8) Summary Advertisement, as published in The Wall Street
                      Journal on June 16, 1999.

               (b)  Not applicable.

               (c) Agreement and Plan of Merger, dated as of June 9, 1999, by and among the Company, the Purchaser and the Parent, Incorporated by reference to Amendment No. 10 to Schedule 13D filed by Security Services plc, Securicor plc, IGC Acquisition Corp., Securicor International Limited and Securicor Communications Limited on June 11, 1999.

               (d)  Not applicable.

               (e)  Not applicable.

               (f)  Not applicable.

                                    SIGNATURE
                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement is true, complete and correct.

Dated:   June 16, 1999
                          SECURICOR PLC
                          By:      /s/ Nigel Griffiths
                                   -------------------
                                    Name:   Nigel Griffiths
                                    Title:  Director

                          SECURITY SERVICES PLC
                          By:      /s/ Nigel Griffiths
                                   -------------------
                                    Name:   Nigel Griffiths
                                    Title:  Director

                          IGC ACQUISITION CORP.
                          By:      /s/ C. Grice McMullan
                                   ---------------------
                                    Name:   C. Grice McMullan
                                    Title:  Chairman of
                                            the Board
                                            and President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

Dated:   June 16, 1999
                        SECURICOR COMMUNICATIONS LIMITED
                            By: /s/ Nigel Griffiths
                                -----------------------
                                Name:   Nigel Griffiths
                                Title:  Director

                         SECURICOR INTERNATIONAL LIMITED
                            By: /s/ Nigel Griffiths
                                -----------------------
                                Name:   Nigel Griffiths
                                Title:  Director

                                  EXHIBIT INDEX

EXHIBIT NUMBER              DESCRIPTION OF DOCUMENT
--------------              -----------------------
(a)(1)                      Offer to Purchase, dated June 16, 1999.
(a)(2)                      Form of Letter of Transmittal.
(a)(3)                      Form of Notice of Guaranteed Delivery.
(a)(4)                      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                            Nominees.
(a)(5)                      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
(a)(6)                      Guidelines for Certification of Taxpayer Identification Number of Substitute Form
                            W-9.
(a)(7)                      Press Release issued by Company, dated June 10, 1999.
(a)(8)                      Summary Advertisement, as published in The Wall Street Journal on June 16, 1999.
(b)                         Not applicable.
(c)                         Agreement and Plan of Merger, dated as of June 9, 1999 by and among the Company, the
                            Purchaser and the Parent. Incorporated by reference to Amendment No. 10 to Schedule 13D filed by
                            Security Services plc, Securicor plc, IGC Acquisition Corp., Securicor International Limited
                            and Securicor Communications Limited on June 11, 1999.
(d)                         Not applicable.
(e)                         Not applicable.
(f)                         Not applicable.